UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04048980

December 21, 2004

Harold E. Schwartz
Group Counsel
American Express Company
200 Vesey Street
49th Floor
New York, NY 10285

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12/21/2004

Re: American Express Company
Incoming letter dated December 3, 2004

Dear Mr. Schwartz:

This is in response to your letter dated December 3, 2004 concerning the shareholder proposal submitted to American Express by Thomas Strobhar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, OH 45385

4962

American Express Company
200 Vesey Street
49th Floor
New York, New York 10285

December 3, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Thomas Strobhar

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2005 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.

As required by Rule 14a-8(j), six (6) copies of this letter and all attachments are being sent to the Commission. Also as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Mr. Thomas Strobhar (the "Proponent"), the shareholder who submitted the Proposal.

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 25, 2005. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 26, 2004, was dated March 10, 2004, and was first mailed to shareholders on or about March 15, 2004. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 25, 2005, a date that is within 30 days of the date on which the 2004 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2004 and because the 2005 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2004 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2004 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2004 proxy statement under the caption "Requirements, Including Deadlines for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2005 Annual Meeting of Shareholders must have been received at the Company's principal executive offices not later than November 15, 2004.

The Proposal was received by the Company after the November 15, 2004, deadline established under the terms of Rule 14a-8. Although the letter setting forth the Proposal was dated November 10, 2004, and the Proponent appears to have mailed the letter via certified mail/return receipt requested on November 12, 2004, the Company did not receive the letter until November 16, 2004. (For your information, a copy of the proof of delivery from the Company's New York mail hub is also attached to this letter.) Therefore, under the date that the Company determined as the deadline for submissions, the Proposal was not received by the Company until a date that was one (1) day after the deadline for submissions.

* * *

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2005 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied. (It should be noted, however, that the Company, by letter dated November 19, 2004, notified the Proponent that it did not intend to include the Proposal in the Company's Proxy Materials for the 2005 Annual Meeting of Shareholders. A copy of the letter sent to the Proponent is also attached to this letter.)

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2005 Annual Meeting. Should the Staff disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with representatives of the Staff prior to the determination of its final position and to provide certain substantive (as opposed to procedural) grounds that may serve as grounds for exclusion of the Proposal from the Proxy Materials under Rule 14a-8.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-0360; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Harold E. Schwartz
Group Counsel

Attachments

cc: Mr. Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

Stephen P. Norman, Esq.
Richard M. Starr, Esq.

THOMAS STROBHAR
2121 UPPER BELLBROOK ROAD
XENIA, OHIO 45385

November 10, 2004

Mr. Steven Norman
American Express
World Financial Center
200 Vesey St.
New York, NY 10285

RECEIVED
NOV 16 2004
S.P. NORMAN

Dear Mr. Norman:

I am the owner of 50 shares of American Express common stock. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Proposal: Management and Directors are requested to consider discontinuing all domestic partner benefits for highly paid executives making over $500,000 per year or, if not feasible, ask these executives to reimburse the company for these expenses.

Reasoning: Nationwide healthcare costs are rising. At many companies these costs are born by employees through higher deductibles. Paying benefits to the unmarried sexual partners of employees increases these costs.

The Human Rights Campaign, an organization that advocates homosexual rights, estimates only one percent of employees will take advantage of domestic partner benefits. There are no known studies indicating the other 99% of employees approve of paying higher health care costs to provide for the sexual partners of their unmarried co-workers. Executives making in excess of $500,000 a year can privately contract for these benefits.

Recent elections indicate, when allowed to express their opinion in the privacy of a voting booth, people overwhelming disapprove of homosexual marriages. In some states, notably Ohio, an amendment to their constitution, which outlawed homosexual marriages, may also make domestic partner benefits illegal.

The religious traditions of many of our stakeholders have taught for thousands of years that sexual relations outside of marriage are immoral. Asking these employees or shareholders to pay benefits for the partners of those engaged in this sinful behavior, may cast doubt on the company's respect for their religious beliefs.

A vote for this proposal is a vote for moral and fiscal responsibility.

Sincerely,

Thomas Strobhar

PRIORITY
MAIL
UNITED STATES POSTAL SERVICE®

A

CERTIFIED MAIL™

7004 1160 0002 4574 6377

UNITED STATES
POSTAL SERVICE

0000

10285

U.S. POSTAGE
PAID
DAYTON,OH
45402
NOV 12,'04
AMOUNT

$7.90
00030898-08

ONT -)

WGT: 015
AR: SDF
LV: ONT

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

2. Article Numb[er] 7004 1160 0002 4574 6377
(Transfer from service label)

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) Amex Mail Hub | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

Thomas Strobria
2121 Upper Bellbrook Rd.
Xenia, OH 45385

Mr. Steven Norman
American Express
World Financial Center
200 Vesey St.
New York, NY 10285

Tracking Number: 70 041160000245746377
Operator: USPS
Deliver To: NY HUB FABIAN

Location: NY-AMEX HUB	From:
Date/Time: 11/16/2004 06:01:18	P.O. / Acct #:
Delivery Type: CERTIFIED	Group:
Batch Number: 101	Room:
	Area: Lbs.: Amt.: $

Comments / Notes:
No General Contents Available

No Specific Contents Available

11/16/2004 06:03:26 CAMPBELL

Stephen P. Norman
Secretary and
Corporate Governance Officer

American Express Company
3 World Financial Center
American Express Tower
200 Vesey Street
New York, NY 10285-5001
Tel: 212.640.5583
Fax: 212.640.0135
E-mail: stephen.p.norman@aexp.com

November 19, 2004

Mr. Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, Ohio 45385

Dear Mr. Strobhar:

Unfortunately, you shareholder proposal relating to the discontinuance of domestic partner benefits for highly paid executives arrived at the Company's principal executive offices a day after the November 15, 2004 deadline for submission of proposals for the Company's 2005 Annual Meeting of Shareholders.

I am enclosing a copy of the Proof of Delivery Form which indicates that the U.S. Postal Service did not deliver your certified letter to the Company's New York mail hub until shortly after 6:00 a.m. on Tuesday, November 16.

Since shareholders have several months each year to submit shareholder proposals, it is the Company's practice to strictly enforce its submission deadlines.

Accordingly, and without getting into the merits of your proposal, the Company proposes to seek a no-action letter from the SEC concurring in the omission of your proposal from our 2005 proxy materials on the grounds of lateness.

Very truly yours,

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 3, 2004

The proposal relates to domestic partner benefits.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Robyn Manos
Special Counsel